UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*
                                          ---

                                 HTE, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 403926108
                              ---------------
                               (CUSIP Number)

                                Barry Symons
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                July 3, 2002
                   --------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------

CUSIP No.  403926108                                      13D
--------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             Constellation Software Inc.

         ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a)|_|
                                                            (b)|_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

                        WC
-------- ----------------------------------------------------------------------
   5     CHECK   IF   DISCLOSURE   OF   LEGAL   PROCEEDINGS   IS   REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        Ontario, Canada
------------------- ----- -----------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF                                        1,492,600
      SHARES
                    ----- -----------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH
                    ----- -----------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          1,492,600
                    ----- -----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,492,600
-------- ----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.8% (or 9.1% - See Item 5)
-------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
                        CO
-------- ----------------------------------------------------------------------

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc. (the "Issuer"), and amends the Schedule 13D filed on March 12, 2001, as amended through November 2, 2001. The information reported herein is current through July 9, 2002.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged,

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows;

          The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on May 15, 2002, which stated that as of May 1, 2002, there were 10,817,405 shares of Common Stock outstanding. There is ongoing litigation between Tyler Technologies Inc. ("Tyler") and the Issuer over whether on October 29, 2001, the Issuer properly redeemed the 5,618,952 shares of Common Stock held by Tyler. The number of shares of Common Stock reported as outstanding in the Issuer's Form 10-Q assumes that the Tyler shares have been properly redeemed. If the shares of Common Stock held by Tyler are still outstanding, there are 16,436,357 shares of Common Stock outstanding.

          (a) Constellation directly owns 1,492,600 shares of Common Stock representing approximately 13.8% of the outstanding Common Stock (or 9.1% of the outstanding Common Stock if the Tyler shares are still outstanding).

          (b) Constellation has the sole power to vote and dispose of 1,492,600 shares of Common Stock.

          (c) Constellation has made the following transactions since the most recent filing on Schedule 13D. All transactions were effected on the Nasdaq National Market.

Date              Number of Shares     Price Per Share (excluding commissions)
----              ----------------     ---------------------------------------
June 14, 2002          10,000                $4.83
June 18, 2002          20,000                $4.87
June 20, 2002          4,600                 $5.00
June 21, 2002          15,400                $5.00
June 24, 2002          9,000                 $4.90
June 25, 2002          4,800                 $4.82
June 27, 2002          7,200                 $4.87
June 28, 2002          12,800                $4.87
July 1, 2002           10,000                $4.88
July 2, 2002           1,100                 $4.87
July 3, 2002           49,400                $4.58
July 5, 2002           19,100                $4.84
July 8, 2002           11,000                $5.00
July 9, 2002           25,500                $5.43

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged.

                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2002



                                  CONSTELLATION SOFTWARE INC.

                                  By:   /s/ Barry Symons
                                     -------------------------------------
                                     Name:  Barry Symons
                                     Title:  Vice President, Finance & Secretary